

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 16, 2017

Via E-mail
John Parrett
Bridgewell Preferred Income, LP
496 Delaney Ave, Ste 408
Orlando, Florida 32801

> **Re: Bridgewell Preferred Income, LP**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed September 19, 2017**
> **File No. 024-10687**

Dear Mr. Parrett:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2017 letter.

General

1. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

Part II – Offering Circular

Prospectus Summary, page 4

2. We note your table on page 4 in response to our prior comment 1. Please revise your table to include the fee paid to your loan servicer or tell us why you believe this fee should not be included. Refer to Item 4 of Industry Guide 5. Please also revise your table to specify the party that will receive the partnership management fee, and estimate the dollar amount of the asset management fee assuming the maximum amount of the offering.

Prior Performance, page 91

3. We note your response to our prior comment 3 that the four funds for which you provided performance statistics are the applicable companies for the past ten years. We further note your disclosure that, "The General Partners and its affiliates have participated in four similar programs in the past three years." (emphasis added). Please revise your disclosure to indicate, if true, that the four funds are the only funds in the past ten years. Additionally, revise to clarify how Income Fund Management LLC is an affiliate.

4. We note your response to our prior comment 4. We further note your disclosure on page 91 with respect to the four funds. It appears that Income Fund, Preferred Income Fund, and Warehouse Fund each had their offerings closed in the past five years. Please revise your disclosure to provide, for the three funds, summary GAAP balance sheet, income statement and cash flow from operation data, distribution data per $1,000 invested, including data on the relationship of cash flow from operations to total distributions paid, and estimated value per share if disclosed to program investors.

5. We note your response to comment 5 that BridgeWell Income Fund I is a completed program, i.e., it no longer holds any assets. Please revise to provide the information required by Table IV and V of Appendix II to Industry Guide 5, as applicable. Refer to CF Disclosure Guidance: Topic No. 6 for guidance.

Financial Statements, page 100

6. Please continue to monitor the financial statement updating requirements of paragraph (c)(1) Part F/S of Regulation A.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Counsel
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq.